EXHIBIT 5.1

JPMorgan Chase Bank	Neila B. Radin
Legal Department	Senior Vice President and
270 Park Avenue	Associate General Counsel
New York, New York 10017-2070

June 18, 2004

J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017

Re:	J.P. Morgan Chase & Co., First Chicago NBD Capital I Registration Statement on Form S-3

Ladies and Gentlemen:

I am a Senior Vice President and Associate General Counsel of JPMorgan Chase Bank and have acted as counsel to J.P. Morgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), in connection with the Registration Statement on Form S-3 (the “Registration Statement”) being filed by JPMorgan Chase, First Chicago NBD Capital I (the “Trust”) on the date hereof with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to (i) the Floating Rate Preferred Securities of First Chicago NBD Capital I (the “Preferred Securities”), (ii) the Floating Rate Junior Subordinated Deferrable Interest Debentures due February 1, 2027 (the “Debentures”) issued by Bank One Corporation (“Bank One”) (as successor to First Chicago NBD Corporation) and (iii) the Guarantees with respect to the Preferred Securities (collectively, the “Guarantees”) originally issued by Bank One. The Debentures were issued pursuant to an Indenture, dated as of January 1, 1997 (as amended or supplemented, the “Indenture”), between Bank One and The Bank of New York, successor to JPMorgan Chase Bank (formerly known as The Chase Manhattan Bank), as trustee (the “Trustee”). The Guarantees were issued pursuant to the Guarantee Agreements, each between Bank One and the Trustee (the “Guarantee Agreements”).

Pursuant to the merger of Bank One with and into JPMorgan Chase (the “Merger”), which is currently anticipated to occur on July 1, 2004, the obligations of Bank One with regard to the Debentures, the Indenture, the Guarantee Agreements and the Guarantees will be assumed by and become obligations of JPMorgan Chase.

I have examined originals, or copies certified or otherwise identified to my satisfaction, of such documents, corporate records and other instruments, and made such other investigations, as I have deemed necessary or appropriate for the purposes of this opinion. I have assumed for purposes of this opinion that the Indenture and each Guarantee Agreement is the valid and legally binding obligation of the Trustee and that the Preferred Securities were duly authorized and executed by the Trust, authenticated by the Trustee and have been delivered against payment therefor in accordance with the applicable purchase agreement, if any, with respect thereto.

Based upon the foregoing, I am of the opinion that, upon consummation of the Merger, the Debentures and the Guarantees will constitute the legally binding obligations of JPMorgan Chase enforceable against JPMorgan Chase in accordance with their terms.

My opinion set forth above is subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing.

I hereby consent to the use of this opinion for filing with the Registration Statement as Exhibit 5.1 thereto. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ NEILA B. RADIN
Neila B. Radin Senior Vice President and Associate General Counsel